EXHIBIT 21.1
LIST OF SUBSIDIARIES OF CORE-MARK HOLDING COMPANY, INC.
(as of March 1, 2021)

Name of Subsidiary	Jurisdiction of Organization
Core-Mark Holding Company, Inc.	Delaware
Core-Mark International, Inc.	Delaware
Core-Mark Midcontinent, Inc.	Arkansas
Core-Mark Interrelated Companies, Inc.	California
Core-Mark Distributors, Inc.	Georgia
Sources LLC	Delaware